UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
25 July 2024
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No.
333-265452-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities
Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group)
and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’,
‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’,
‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally;
acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group’s securities; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure;
exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-
money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent;
the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange
Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated results for the half-year ended 30 June 2024 and is being incorporated by reference into the Registration Statement with File No.
333-265452-01.

Page 1 of 59
FINANCIAL REVIEW
Principal activities
Lloyds Bank plc (the Bank) and its subsidiary undertakings (the Group) provide a wide range of banking and financial services through branches and offices in the UK and in certain overseas locations. The Group’s revenue is earned through interest and fees on a broad range of financial services products including current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers; and lending, transactional banking, working capital management and risk management services to commercial customers.
Income statement
The Group’s profit before tax for the first half of 2024 was £2,818 million, 20 per cent lower than the same period in 2023.
This was due to lower net interest income and higher operating expenses, partly offset by a lower impairment charge.
Profit after tax was £2,007 million (half-year to 30 June 2023: £2,590 million).
Total income for the period was £8,376 million, a decrease of 7 per cent on the same period in 2023, primarily reflecting lower net interest income. Net interest income of £6,222 million was down 11 per cent compared to the first half of 2023, driven by lower margins. The lower margin reflects anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as it refinances in the higher rate environment.
Other income amounted to £2,154 million in the half-year to 30 June 2024 compared to £2,031 million in the same period in 2023, with improved UK Motor Finance performance, including growth following the acquisition of Tusker in the first half of 2023 and continued Commercial Banking growth, partially offset by the impact of changes to commission arrangements with Scottish Widows.
Operating expenses of £5,436 million were 13 per cent higher than in the prior year. This reflects higher operating lease depreciation, due to fleet size growth, the depreciation of higher value vehicles and declines in used car prices
(particularly in electric vehicles), alongside planned strategic investment, elevated severance charges and continued
inflationary pressure. It also includes c.£100 million relating to the sector-wide change in the approach to the sector-wide
Bank of England supervisory charge levy during the first quarter.
In the first half of 2024 the Group recognised remediation costs of £90 million (half-year to 30 June 2023: £62 million), largely in relation to pre-existing programmes. There have been no further charges relating to the potential impact of the
FCA review into historical motor finance commission arrangements. An update from the FCA is currently expected in
September.
Impairment was a net charge of £122 million compared to a £681 million charge in the half-year to 30 June 2023. This decrease reflects a larger credit from improvements to the Group’s economic outlook in the period compared to the prior year (notably in HPI) and changes in methodology. In addition the reduction also includes the release of judgemental adjustments for inflation and interest rate risks and stronger performance in UK mortgages resulting in lower charges.
Commercial Banking has benefited from a one-off release from loss rates used in the model, while observing a low charge on new and existing Stage 3 clients.
The Group recognised a tax expense of £811 million in the period, compared to £940 million in the first half of 2023, reflecting decreased profits.

Page 2 of 59
FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £2,957 million higher at £608,362 million at 30 June 2024 compared to £605,405 million at
31 December 2023. Financial assets at amortised cost were £9,987 million higher at £498,058 million compared to
£488,071 million at 31 December 2023 with increases in reverse repurchase agreements of £9,522 million and loans and advances to customers of £2,186 million, partly offset by a reduction in loans and advances to banks of £1,743 million.
The increase in reverse repurchase agreements and the decrease in cash and balances at central banks by
£8,755 million to £49,154 million reflected a change in the mix of liquidity holdings. The increase in loans and advances to customers included growth across most Retail product areas, in particular UK Retail unsecured loans, due to balance growth and lower repayments following a securitisation in the fourth quarter of 2023. Other assets increased by
£2,021 million to £13,959 million, driven by higher settlement balances and higher operating lease assets reflecting continued motor finance growth.
Total liabilities were £3,749 million higher at £568,723 million compared to £564,974 million at 31 December 2023.
Customer deposits at £446,165 million increased by £4,212 million since the end of 2023, driven by inflows to limited withdrawal and fixed savings products, partly offset by decreases in current account balances. Debt securities in issue at amortised cost decreased by £3,724 million to £48,725 million at 30 June 2024. Amounts due to fellow Lloyds Banking
Group undertakings increased by £2,236 million to £5,168 million at 30 June 2024. Other liabilities increased by
£2,208 million to £8,468 million, driven by higher settlement balances.
Total equity was £39,639 million at 30 June 2024 compared to £40,431 million at 31 December 2023. The reduction in total equity was driven by an interim dividend of £2.1 billion, pension revaluations and cash flow hedging reserve movements, partly offset by the profit for the period.
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced to 13.6 per cent at 30 June 2024 (31 December 2023:
14.4 per cent). This largely reflected profit for the period, offset by the payment of ordinary dividends during the first half of the year, the accrual for foreseeable ordinary dividends and an increase in risk-weighted assets.
Risk-weighted assets have increased by £1,389 million to £183,949 million at 30 June 2024 (31 December 2023:
£182,560 million). This incorporates the impact of Retail lending growth, offset by optimisation including capital efficient securitisation activity, in addition to other movements.

Page 3 of 59
RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES
The most important risks faced by the Group are detailed below. The external risks faced by the Group may impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to, macroeconomic uncertainty and elevated interest rates which are contributing to the cost of living and associated implications for UK consumers and businesses.
Asset quality remains strong with resilient credit performance throughout the period. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
With respect to conduct risk there have been no further charges relating to the potential impact of the FCA review into historical motor finance commission arrangements. An update from the FCA is currently expected in September.
The Group is transforming its approach to risk management to support its strategic ambition and purpose of Helping
Britain Prosper. The Group has reviewed its three lines of defence model and is evolving its accountabilities with enhanced focus on controls and expertise. This will increase the pace of decision making, with the intent of improving risk management. The Group has initially focused on non-financial risks.
The Group has also undertaken a detailed review of its risk categories and implemented an events-based risk management framework. This has resulted in a reduction in the number of principal risk types and the simplification of secondary risk categories. This change better aligns to the Basel Committee on Banking Supervision’s event categories which will benefit the Group for scenario activities and regulatory reporting.
The Group has 10 principal risks; capital risk, climate risk, compliance risk (previously regulatory and legal risk), conduct risk, credit risk, economic crime risk, liquidity risk (previously liquidity and funding risk), market risk, model risk and operational risk (operational resilience risk has been removed as a separate risk category as it relates to many of the principal risk types).
The below principal risk definitions have changed since the Group’s 2023 annual report on Form 20-F:
Conduct risk – The risk of our Group activities, behaviours, strategy or business planning, having an adverse impact on outcomes for customers, undermining the integrity of the market or distorting competition, which could lead to regulatory censure, reputational damage or financial loss.
Economic crime risk – The risk that the Group implements ineffective policies, systems, processes and controls to prevent, detect and respond to the risk of fraud and/or financial crime resulting in increased losses, regulatory censure/
fines and/or adverse publicity in the UK or other jurisdictions in which the Group operates.
Liquidity risk – The risk that the Group does not have sufficient financial resources to meet its commitments when they fall due or can only secure them at excessive cost.
Model risk – The potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions. Adverse consequences could lead to a deterioration in the prudential position, non-
compliance with applicable laws and/or regulations, or damage to the Group’s reputation. Model risk can also lead to financial loss, as well as qualitative limitations such as the imposition of restrictions on business activities.
Operational risk – The risk of actual or potential impact to the Group (financial and/or non-financial) resulting from inadequate or failed internal processes, people, and systems or from external events. Resilience is core to the management of operational risk within Lloyds Banking Group to ensure that business processes (including those that are outsourced) can withstand operational risks and can respond to and meet customer and stakeholder needs when continuity of operations is compromised.
All other principal risk definitions remain unchanged.

Page 4 of 59
CAPITAL RISK
Capital resources
An analysis of the Group’s capital position as at 30 June 2024 is presented in the following table. This reflects the application of the transitional arrangements for IFRS 9.

	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Common equity tier 1
Shareholders’ equity per balance sheet	34,552	35,355
Adjustment to retained earnings for foreseeable dividends	(1,250)	(490)
Cash flow hedging reserve	3,815	3,554
Other adjustments	(6)	73
	37,111	38,492
less: deductions from common equity tier 1
Goodwill and other intangible assets	(5,608)	(5,531)
Prudent valuation adjustment	(103)	(117)
Removal of defined benefit pension surplus	(2,473)	(2,653)
Deferred tax assets	(3,889)	(3,971)
Common equity tier 1 capital	25,038	26,220
Additional tier 1
Additional tier 1 instruments	5,018	5,018
Total tier 1 capital	30,056	31,238
Tier 2
Tier 2 instruments	5,506	5,747
Eligible provisions	119	417
Total tier 2 capital	5,625	6,164
Total capital resources	35,681	37,402

Risk-weighted assets	183,949	182,560

Common equity tier 1 capital ratio	13.6%	14.4%
Tier 1 capital ratio	16.3%	17.1%
Total capital ratio	19.4%	20.5%

Page 5 of 59
CAPITAL RISK (continued)
Movements in CET1 capital resources
The key movements are set out in the table below.

Common equity tier 1 £m

At 31 December 2023	26,220
Profit for the period	2,007
Movement in foreseeable dividends[1]	(760)
Dividends paid out on ordinary shares during the year	(2,140)
IFRS 9 transitional adjustment to retained earnings	(141)
Deferred tax asset	83
Goodwill and other intangible assets	(77)
Distributions on other equity instruments	(172)
Other movements	18
At 30 June 2024	25,038
1Reflects the reversal of the brought forward accrual for the interim ordinary dividend at 31 December 2023, net of the accrual recognised at 30 June 2024.
CET1 capital resources have reduced by £1,182 million during the period, primarily reflecting profit for the period, which was more than offset by:
•The payment of ordinary dividends during the first half of the year and the accrual for foreseeable ordinary dividends
•Distributions on other equity instruments
•The unwind of IFRS 9 dynamic transitional relief, including the phased reduction on 1 January 2024
Movements in total capital
The Group’s total capital ratio reduced to 19.4 per cent (31 December 2023: 20.5 per cent). This reflected the reduction in CET1 capital, the reduction in eligible provisions recognised through Tier 2 capital, the impact of interest rates on Tier
2 capital instruments and the increase in risk-weighted assets.

Page 6 of 59
CAPITAL RISK (continued)
Risk-weighted assets

	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Foundation Internal Ratings Based (IRB) Approach	34,955	36,478
Retail IRB Approach	88,587	85,436
Other IRB Approach	6,263	6,126
IRB Approach	129,805	128,040
Standardised (STA) Approach[1]	18,827	19,021
Credit risk	148,632	147,061
Securitisation	8,440	8,246
Counterparty credit risk	947	875
Credit valuation adjustment risk	331	454
Operational risk	25,305	25,605
Market risk	294	319
Risk-weighted assets	183,949	182,560
of which: threshold risk-weighted assets[2]	1,070	1,424
1Threshold risk-weighted assets are included within the Standardised (STA) Approach.
2Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.
Risk-weighted assets have increased by £1,389 million to £183,949 million at 30 June 2024 (31 December 2023:
£182,560 million). This incorporates the impact of Retail lending growth, offset by optimisation including capital efficient securitisation activity, in addition to other movements.

Page 7 of 59
CAPITAL RISK (continued)
Leverage ratio
The table below summarises the component parts of the Group’s leverage ratio.

	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Total tier 1 capital	30,056	31,238

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	2,688	3,165
Securities financing transactions	42,773	32,796
Loans and advances and other assets	562,901	569,444
Total assets	608,362	605,405

Qualifying central bank claims	(48,670)	(57,430)

Derivatives adjustments	(1,350)	(1,737)
Securities financing transactions adjustments	1,519	1,431
Off-balance sheet items	31,940	31,494
Amounts already deducted from Tier 1 capital	(12,013)	(12,060)
Other regulatory adjustments[1]	(4,856)	(4,950)
Total exposure measure	574,932	562,153

UK leverage ratio	5.2%	5.6%

Leverage exposure measure (including central bank claims)	623,602	619,583
Leverage ratio (including central bank claims)	4.8%	5.0%
1Includes deconsolidation adjustments that relate to the deconsolidation of certain Group entities that fall outside the scope of the
Group’s regulatory capital consolidation and adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme
(BBLS).
Analysis of leverage movements
The Group’s UK leverage ratio reduced to 5.2 per cent (31 December 2023: 5.6 per cent). This reflected both the reduction in the total tier 1 capital position and the £12.8 billion increase in the leverage exposure measure, principally related to the increase in securities financing transactions and other balance sheet movements.
Stress testing
As part of the 2022 Annual Cyclical Scenario stress test run by the Bank of England, the Group’s resilience to a severe economic shock where the House Price Index (HPI) falls by 31 per cent, Commercial Real Estate (CRE) falls by 45 per cent, unemployment peaks at 8.5 per cent and the Base Rate peaks at 6 per cent was assessed. The results of this exercise were published by the Bank of England on 12 July 2023, with the Group comfortably passing the relevant hurdle rates.

Page 8 of 59
CREDIT RISK
Overview
The Group’s portfolios are well-positioned to benefit from an improved, but still challenging macroeconomic environment.
The Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.
Asset quality remains strong with resilient credit performance throughout the period. In UK mortgages, reductions in new to arrears and flows to default have been observed in the half-year and second quarter. Unsecured portfolios continue to exhibit stable new to arrears and flow to default trends. Credit quality remains stable and resilient in Commercial
Banking. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
The impairment charge in the first half of 2024 was £122 million, down from a charge of £681 million in the first half of
2023. This is partly as a result of improvements in the Group’s macroeconomic outlook. The Group’s ECL allowance on loans and advances to customers decreased in the first half to £3,587 million (31 December 2023: £4,007 million).
Group Stage 2 loans and advances to customers reduced to £42,774 million (31 December 2023: £52,973 million) and as a percentage of total lending to at 9.8 per cent (31 December 2023: 12.1 per cent). This is due to improvements in the macroeconomic outlook transferring assets back to Stage 1. Of the total Group Stage 2 loans and advances to customers, 91.5 per cent are up to date (31 December 2023: 92.5 per cent). Stage 2 coverage remains stable at 3.2 per cent (31 December 2023: 3.1 per cent).
Stage 3 loans and advances to customers have increased slightly to £7,343 million (31 December 2023: £7,131 million), and as a percentage of total lending to 1.7 per cent (31 December 2023: 1.6 per cent). Stage 3 coverage decreased by
1.2 percentage points to 14.7 per cent (31 December 2023: 15.9 per cent).
Prudent risk appetite and risk management
•The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite whilst, in line with the Group’s strategy, supporting clients to grow, as well as working closely with customers to help them through the impact of higher borrowing costs and higher prices following elevated inflation in recent years
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including but not restricted to embracing the standards outlined in the Mortgage Charter

Page 9 of 59
CREDIT RISK (continued)
Impairment charge (credit) by division

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

UK mortgages	(119)	191		(242)	(51)
Credit cards	115	197	42	260	56
UK unsecured loans and overdrafts	140	160	13	91	(54)
UK Motor Finance	61	43	(42)	126	52
Other	(3)	1		4
Retail	194	592	67	239	19
Small and Medium Businesses	11	25	56	89	88
Corporate and Institutional Banking	(80)	65		(662)	(88)
Commercial Banking	(69)	90		(573)	(88)
Other	(3)	(1)		(4)	(25)
Total impairment charge (credit)	122	681	82	(338)
Total expected credit loss allowance

	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Customer related balances
Drawn	3,314	3,693
Undrawn	273	314
	3,587	4,007
Other assets	9	14
Total ECL allowance	3,596	4,021
Movements in total expected credit loss allowance

	Opening ECL at 31 Dec 2023 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2024 £m

UK mortgages[2]	1,115	(25)	(119)	(144)	971
Credit cards	810	(225)	115	(110)	700
UK unsecured loans and overdrafts	515	(156)	140	(16)	499
UK Motor Finance	342	(39)	61	22	364
Other	88	(6)	(3)	(9)	79
Retail	2,870	(451)	194	(257)	2,613
Small and Medium Businesses	537	(51)	11	(40)	497
Corporate and Institutional Banking	613	(48)	(80)	(128)	485
Commercial Banking	1,150	(99)	(69)	(168)	982
Other	1	3	(3)	–	1
Total[3]	4,021	(547)	122	(425)	3,596

1Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2Includes £20 million within write-offs and other relating to the securitisation of £1 billion of legacy Retail mortgages in the second quarter of 2024.
3Total ECL includes £9 million relating to other non customer-related assets (31 December 2023: £14 million).

Page 10 of 59
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance

At 30 June 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	266,308	29,842	4,542	7,218	307,910	9.7	1.5
Credit cards	13,329	2,601	290	–	16,220	16.0	1.8
UK unsecured loans and overdrafts	8,261	1,213	186	–	9,660	12.6	1.9
UK Motor Finance	14,185	2,288	117	–	16,590	13.8	0.7
Other	16,434	522	163	–	17,119	3.0	1.0
Retail	318,517	36,466	5,298	7,218	367,499	9.9	1.4
Small and Medium Businesses	26,866	3,773	1,323	–	31,962	11.8	4.1
Corporate and Institutional Banking	36,888	2,535	722	–	40,145	6.3	1.8
Commercial Banking	63,754	6,308	2,045	–	72,107	8.7	2.8
Other[1]	(982)	–	–	–	(982)
Total gross lending	381,289	42,774	7,343	7,218	438,624	9.8	1.7

Customer related ECL allowance (drawn and undrawn)
UK mortgages	87	328	331	225	971
Credit cards	206	361	133	–	700
UK unsecured loans and overdrafts	158	231	110	–	499
UK Motor Finance[2]	185	112	67	–	364
Other	15	19	45	–	79
Retail	651	1,051	686	225	2,613
Small and Medium Businesses	131	205	161	–	497
Corporate and Institutional Banking	127	120	230	–	477
Commercial Banking	258	325	391	–	974
Other	–	–	–	–	–
Total	909	1,376	1,077	225	3,587

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	1.1	7.3	3.1	0.3
Credit cards	1.5	13.9	45.9	–	4.3
UK unsecured loans and overdrafts	1.9	19.0	59.1	–	5.2
UK Motor Finance	1.3	4.9	57.3	–	2.2
Other	0.1	3.6	27.6	–	0.5
Retail	0.2	2.9	12.9	3.1	0.7
Small and Medium Businesses	0.5	5.4	12.2	–	1.6
Corporate and Institutional Banking	0.3	4.7	31.9	–	1.2
Commercial Banking	0.4	5.2	19.1	–	1.4
Other		–	–	–
Total	0.2	3.2	14.7	3.1	0.8
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 include £185 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.

Page 11 of 59
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	256,596	38,533	4,337	7,854	307,320	12.5	1.4
Credit cards	12,625	2,908	284	–	15,817	18.4	1.8
UK unsecured loans and overdrafts	7,103	1,187	196	–	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	–	15,680	12.9	0.7
Other	15,898	525	144	–	16,567	3.2	0.9
Retail	305,763	45,180	5,073	7,854	363,870	12.4	1.4
Small and Medium Businesses	27,525	4,458	1,530	–	33,513	13.3	4.6
Corporate and Institutional Banking	35,872	3,335	528	–	39,735	8.4	1.3
Commercial Banking	63,397	7,793	2,058	–	73,248	10.6	2.8
Other[1]	(301)	–	–	–	(301)
Total gross lending	368,859	52,973	7,131	7,854	436,817	12.1	1.6

Customer related ECL allowance (drawn and undrawn)
UK mortgages	169	376	357	213	1,115
Credit cards	234	446	130	–	810
UK unsecured loans and overdrafts	153	244	118	–	515
UK Motor Finance[2]	188	91	63	–	342
Other	20	21	47	–	88
Retail	764	1,178	715	213	2,870
Small and Medium Businesses	139	231	167	–	537
Corporate and Institutional Banking	135	212	253	–	600
Commercial Banking	274	443	420	–	1,137
Other	–	–	–	–	–
Total	1,038	1,621	1,135	213	4,007

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	0.1	1.0	8.2	2.7	0.4
Credit cards	1.9	15.3	45.8	–	5.1
UK unsecured loans and overdrafts	2.2	20.6	60.2	–	6.1
UK Motor Finance	1.4	4.5	56.3	–	2.2
Other	0.1	4.0	32.6	–	0.5
Retail	0.2	2.6	14.1	2.7	0.8
Small and Medium Businesses	0.5	5.2	10.9	–	1.6
Corporate and Institutional Banking	0.4	6.4	47.9	–	1.5
Commercial Banking	0.4	5.7	20.4	–	1.6
Other		–	–	–
Total	0.3	3.1	15.9	2.7	0.9
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 include £187 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.

Page 12 of 59
CREDIT RISK (continued)
Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date				1 to 30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
At 30 June 2024	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m

UK mortgages	17,837	109	9,350	131	1,678	48	977	40	29,842	328
Credit cards	2,317	272	151	46	96	27	37	16	2,601	361
UK unsecured loans and overdrafts	715	135	343	47	114	33	41	16	1,213	231
UK Motor Finance	971	44	1,127	31	155	26	35	11	2,288	112
Other	109	3	308	9	59	5	46	2	522	19
Retail	21,949	563	11,279	264	2,102	139	1,136	85	36,466	1,051
Small and Medium Businesses	2,943	171	464	18	229	11	137	5	3,773	205
Corporate and Institutional Banking	2,492	119	19	1	5	–	19	–	2,535	120
Commercial Banking	5,435	290	483	19	234	11	156	5	6,308	325
Total	27,384	853	11,762	283	2,336	150	1,292	90	42,774	1,376

At 31 December 2023
UK mortgages	26,665	146	9,024	133	1,771	52	1,073	45	38,533	376
Credit cards	2,612	345	145	49	115	34	36	18	2,908	446
UK unsecured loans and overdrafts	756	148	279	46	112	34	40	16	1,187	244
UK Motor Finance	735	30	1,120	30	138	21	34	10	2,027	91
Other	125	5	295	7	52	5	53	4	525	21
Retail	30,893	674	10,863	265	2,188	146	1,236	93	45,180	1,178
Small and Medium Businesses	3,455	202	590	17	253	8	160	4	4,458	231
Corporate and Institutional Banking	3,175	208	2	–	27	3	131	1	3,335	212
Commercial Banking	6,630	410	592	17	280	11	291	5	7,793	443
Total	37,523	1,084	11,455	282	2,468	157	1,527	98	52,973	1,621
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a
Stage 2 trigger.
3Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

Page 13 of 59
CREDIT RISK (continued)
ECL sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The
Group achieves this by generating four economic scenarios to appropriately reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. Consistent with prior years, the base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 12 on page 45 onwards.
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths.
The stage allocation for an asset is based on the overall scenario probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £464 million compared to £673 million at
31 December 2023.
Total ECL allowance by scenario

Probability- weighted £m		Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	971	387	658	1,190	3,004
Credit cards	700	583	676	772	903
Other Retail	942	855	915	990	1,139
Commercial Banking	982	735	882	1,122	1,606
Other	1	2	1	1	1
At 30 June 2024	3,596	2,562	3,132	4,075	6,653

UK mortgages	1,115	395	670	1,155	4,485
Credit cards	810	600	771	918	1,235
Other Retail	945	850	920	981	1,200
Commercial Banking	1,150	780	986	1,342	2,179
Other	1	1	1	1	1
At 31 December 2023	4,021	2,626	3,348	4,397	9,100

Page 14 of 59
CREDIT RISK (continued)
Retail
•Asset quality remains strong in the Retail portfolio with resilient credit performance throughout the period. There are signs that affordability pressures are easing as inflation has fallen back and the UK bank rate has settled. However, lagged impacts from previous interest rate rises and rising unemployment remain potential headwinds
•Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach
•Lending strategies are under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook, with actions taken to enhance both living and housing cost assumptions in affordability assessments
•In UK mortgages, reductions in new to arrears and flows to default have been observed in the half-year and second quarter
•Unsecured portfolios continue to exhibit stable new to arrears and flow to default trends with a small increase observed in flow to default in Motor driven by a normalisation of Voluntary Terminations (VT’s) as used car prices fall from historic highs
•The Retail impairment charge in the first half of 2024 was £194 million and is materially lower than the charge of
£592  million for the first half of 2023. This is largely due to favourable updates to the Group’s macroeconomic outlook within the base case and other scenarios, as well as the release of inflationary adjustments, given portfolio performance
•All existing IFRS 9 staging rules and triggers have been maintained across Retail from the 2023 year end. Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) decreased to 0.7 per cent
(31 December 2023: 0.8 per cent)
•Favourable updates to the Group’s macroeconomic outlook have reduced Stage 2 loans and advances to 9.9 per cent of the Retail portfolio (31 December 2023: 12.4 per cent), of which 91.1 per cent are up to date loans (31 December
2023: 92.4 per cent). Stage 2 ECL coverage increased to 2.9 per cent (31 December 2023: 2.6 per cent)
•Stage 3 loans and advances remain flat at 1.4 per cent of total loans and advances. Retail Stage 3 ECL coverage decreased to 12.9 per cent (31 December 2023: 14.1 per cent) due to portfolio mix changes; notably because UK mortgages require comparatively lower coverage in comparison to other Retail products due to security. Stage 3 loans and advances and Stage 3 coverage for all other Retail products excluding UK mortgages remain broadly stable
UK mortgages
•The UK mortgage portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, while the balances of higher risk legacy vintages have continued to reduce
•New to arrears and flows to default have improved in the half-year and second quarter. The Group is proactively monitoring existing mortgage customers as they reach the end of fixed rate deals with customers’ immediate behaviour remaining stable
•Total loans and advances increased to £307.9 billion (31 December 2023: £307.3 billion), with a decrease in average
LTV. The proportion of balances with a LTV greater than 90 per cent decreased. The average LTV of new business increased
•Favourable updates to the Group’s macroeconomic outlook and stronger asset performance resulted in a net impairment release of £119 million for the first half of 2024 compared to a charge of £191 million for the first half of
2023. Total ECL coverage decreased to 0.3 per cent (31 December 2023: 0.4 per cent)
•Favourable macroeconomic updates also resulted in reductions to Stage 2 loans and advances to 9.7 per cent of the portfolio (31 December 2023: 12.5 per cent) and Stage 2 ECL coverage rising slightly to 1.1 per cent (31 December
2023: 1.0 per cent)
•Stage 3 loans and advances remain stable at 1.5 per cent of the portfolio (31 December 2023: 1.4 per cent) with increases in legacy variable rate customers reaching 90 days past due largely offset by legacy mortgage securitisation activity. Stage 3 ECL coverage decreased to 7.3 per cent (31 December 2023: 8.2 per cent), due to the favourable macroeconomic outlook

Page 15 of 59
CREDIT RISK (continued)
Credit cards
•Credit cards balances increased to £16.2 billion (31 December 2023: £15.8 billion) due to continued recovery in customer spend, with no change to acquisition risk appetite
•The credit card portfolio is a prime book, with stable credit performance in the half-year and continued strong repayment rates
•Impairment charge of £115 million for the first half of 2024, is lower than the charge of £197 million in the first half of
2023, largely due to the release of ECL judgements raised to cover the risk of increased defaults from high inflation and cost of living pressures, given continued resilient portfolio performance. Total ECL coverage reduced to 4.3 per cent (31 December 2023: 5.1 per cent)
•Favourable updates to the macroeconomic outlook resulted in a reduction in Stage 2 loans and advances to 16.0 per cent of the portfolio (31 December 2023: 18.4 per cent), with Stage 2 ECL coverage reducing to 13.9 per cent
(31 December 2023: 15.3 per cent)
•Resilient underlying arrears and default performance has also resulted in stable Stage 3 loans and advances at 1.8 per cent of the portfolio (31 December 2023: 1.8 per cent). Stage 3 ECL coverage was broadly stable at 45.9 per cent
(31 December 2023: 45.8 per cent)
UK unsecured loans and overdrafts
•Loans and advances for personal current account and the personal loans portfolios increased to £9.7 billion
(31 December 2023: £8.5 billion) largely driven by recovering market demand in loans and natural balance build following the securitisation of assets at the end of 2023
•Impairment charge of £140 million for the first half of 2024 is modestly below the charge of £160 million for the first half of 2023 again due to favourable macroeconomic updates and a more resilient underlying performance than previously anticipated. ECL coverage levels by individual stage all remained broadly stable, with Stage 2 ECL coverage at 19.0 per cent (31 December 2023: 20.6 per cent) and Stage 3 ECL coverage at 59.1 per cent (31 December 2023: 60.2 per cent)
UK Motor Finance
•The UK Motor Finance portfolio increased to £16.6 billion (31 December 2023: £15.7 billion) driven by stocking and fleet, partially offset by a softening of Retail demand in the half-year
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP)
and Hire Purchase (HP) lending are included within the impairment charge1. Recent significant falls in used car prices have been reflected and absorbed by an existing management judgement within this item. As a result RV and VT provision reduced to £185 million as at 30 June 2024 (31 December 2023: £187 million)
•Impairment charge of £61 million for the first half of 2024 is higher than a charge of £43 million for the first half of 2023, which benefitted from more stable used car prices, partially driven by global supply constraints following the pandemic that have now eased
•ECL coverage levels at a total level and by individual stage remain broadly stable. Total ECL coverage at 2.2 per cent
(31 December 2023: 2.2 per cent), Stage 2 ECL coverage at 4.9 per cent (31 December 2023: 4.5 per cent) and
Stage 3 ECL coverage at 57.3 per cent (31 December 2023: 56.3 per cent)
Other
•Other loans and advances increased to £17.1 billion (31 December 2023: £16.6 billion). Stage 3 loans and advances remain stable at 1.0 per cent (31 December 2023: 0.9 per cent) and Stage 3 coverage reduced to 27.6 per cent
(31 December 2023: 32.6 per cent)
•There was a net impairment credit of £3 million for the first half of 2024 compared to a charge of £1 million in the first half of 2023
1The depreciation of operating leases is included separately in the operating lease depreciation charge.

Page 16 of 59
CREDIT RISK (continued)
Commercial Banking
•The Commercial portfolio credit quality remains stable and resilient, benefitting from a focused approach to credit underwriting and monitoring standards and proactively managing exposures to higher risk and vulnerable sectors
•The Group is cognisant of a number of risks and headwinds associated with the elevated interest rate environment especially in, but not limited to, sectors reliant upon consumer discretionary spend. Risks include reduced asset valuation and refinancing risk, a reduction in market liquidity impacting credit supply and pressure on both household discretionary spending and business margins
•The Group continues to closely monitor credit quality, sector and single name concentrations. Sector and credit risk appetite continue to be proactively managed to ensure clients are supported in the right way and the Group is protected
•The Group continues to provide early support to its more vulnerable customers through focused risk management via its Watchlist and Business Support framework. The Group continues to balance prudent risk appetite with ensuring support for financially viable clients
Impairment
•There was a net impairment credit of £69 million in the first half of 2024, compared to a net impairment charge of
£90 million in the first half of 2023. Commercial Banking benefitted from a one-off release from loss rates used in the model, while observing a low charge on new and existing Stage 3 clients
•ECL allowances decreased in the year to £974 million at 30 June 2024 (31 December 2023: £1,137 million). This was driven by the one-off release noted above, as well as a revised approach to modelling the multiple economic scenarios and a more favourable outlook across multiple economic indicators
•Stage 2 loans and advances decreased to £6,308 million (31 December 2023: £7,793 million), largely as a result of improvements in the Group’s macroeconomic outlook, with 93.8 per cent of Stage 2 balances up to date (31 December
2023: 92.7 per cent). Stage 2 as a proportion of total loans and advances to customers decreased to 8.7 per cent
(31 December 2023: 10.6 per cent). Stage 2 ECL coverage was lower at 5.2 per cent (31 December 2023: 5.7 per cent) with the decrease in coverage largely a result of the change in the forward-looking multiple economic scenarios
•Stage 3 loans and advances were broadly stable at £2,045 million (31 December 2023: £2,058 million) and as a proportion of total loans and advances to customers, flat at 2.8 per cent (31 December 2023: 2.8 per cent). Stage 3
ECL coverage reduced to 19.1 per cent (31 December 2023: 20.4 per cent)

Page 17 of 59
CREDIT RISK (continued)
Commercial Banking UK Real Estate
•Commercial Banking UK Real Estate committed drawn lending stood at £9.5 billion at May 2024 (net of £3.1 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations). This compares to £9.7 billion at 31 December 2023 (net of £3.6 billion subject to SRT securitisations). In addition there are undrawn lending facilities of £2.2 billion (31 December 2023: £2.8 billion) to predominantly investment grade rated corporate customers
•The Group classifies Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £6.6 billion to social housing providers are also excluded (31 December 2023: £6.7 billion)
•Despite some headwinds, including the impact of elevated interest rates, the portfolio continues to remain well-
positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place
•Overall performance of the portfolio has remained resilient. The Group has seen improvement within this sector, with a decrease in cases in its more closely monitored Watchlist category and limited flow into Business Support
•Lending continues to be heavily weighted towards investment real estate (c.90 per cent) rather than development. Of these investment exposures c.91 per cent have an LTV of less than 70 per cent, with an average LTV of 46 per cent.
The average interest cover ratio was 3.2 times, with 74 per cent having interest cover of above 2 times. In SME, LTV at origination has been typically limited to c.55 per cent, in the context of prudent repayment cover criteria (including notional base rate stress)
•The portfolio is well diversified with no speculative commercial development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 49 per cent of exposures relate to commercial real estate, including c.13 per cent secured by office assets, c.12 per cent by retail assets and c.12 per cent by industrial assets. Approximately 49 per cent of the portfolio relates to residential
•Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure, including several asset type categories. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor
•Use of SRT securitisations also acts as a risk mitigant in this portfolio. Run-off of these is carefully managed and sequenced

Page 18 of 59
LIQUIDITY RISK
The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 98 per cent as at
30 June 2024 (31 December 2023: 98 per cent). Total wholesale funding decreased to £66.0 billion as at 30 June 2024
(31 December 2023: £70.4 billion), driven by a reduction in money market funding and covered bond maturities. The
Group maintains access to diverse sources and tenors of funding.
The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 134 per cent (based on a monthly rolling average over the previous 12 months) as at 30 June 2024
(31 December 2023: 133 per cent). The net stable funding ratio is strong at 125 per cent as at 30 June 2024
(31 December 2023: 125 per cent).
The Group’s credit ratings continue to reflect the strength of its business model and balance sheet. The rating agencies continue to monitor the impact of economic conditions and elevated rates for the UK banking sector. The strength of the
Group’s management and franchise, along with its robust financial performance, capital and funding position, are reflected in the Group’s strong ratings.
1Based on a monthly rolling simple average over the previous 12 months.
Lloyds Bank Group funding requirements and sources

	At 30 Jun 2024 £bn	At 31 Dec 2023 £bn	Change %

Lloyds Bank Group funding position
Cash and balances at central banks	49.2	57.9	(15)
Loans and advances to banks	7.1	8.8	(19)
Loans and advances to customers	435.3	433.1	1
Reverse repurchase agreements – non-trading	42.3	32.8	29
Debt securities at amortised cost	12.6	12.5	1
Financial assets at fair value through other comprehensive income	27.5	27.3	1
Other assets[1]	34.4	33.0	4
Total Lloyds Bank Group assets	608.4	605.4
Less other liabilities[1]	(16.6)	(12.6)	(32)
Funding requirements	591.8	592.8

Customer deposits	446.2	442.0	1
Wholesale funding[2]	66.0	70.4	(6)
Repurchase agreements – non-trading	7.7	7.7
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Deposits from fellow Lloyds Banking Group undertakings	2.3	2.3
Total equity	39.6	40.4	(2)
Funding sources	591.8	592.8
1Other assets and other liabilities include the fair value of derivative assets and liabilities.
2Lloyds Bank Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £0.4 billion (31 December
2023: £0.6 billion).

Page 19 of 59
FUNDING AND LIQUIDITY RISK (continued)
Reconciliation of Group funding to the balance sheet

At 30 June 2024	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	2.5	0.4	0.1	3.0
Debt securities in issue at amortised cost	55.3	–	(6.6)	48.7
Subordinated liabilities	8.2	–	(1.4)	6.8
Total wholesale funding	66.0	0.4
Customer deposits	442.0	–	4.2	446.2
Total	508.0	0.4

At 31 December 2023
Deposits from banks	2.8	0.6	0.2	3.6
Debt securities in issue at amortised cost	59.3	–	(6.9)	52.4
Subordinated liabilities	8.3	–	(1.4)	6.9
Total wholesale funding	70.4	0.6
Customer deposits	442.0	–	–	442.0
Total	512.4	0.6
Analysis of total wholesale funding by residual maturity

	Up to 1 month £bn	1 to 3 months £bn	3 to 6 months £bn	6 to 9 months £bn	9 to 12 months £bn	1 to 2 years £bn	2 to 5 years £bn	Over five years £bn	Total at 30 Jun 2024 £bn	Total at 31 Dec 2023 £bn

Deposits from banks	1.3	0.4	0.4	0.2	0.2	–	–	–	2.5	2.8
Debt securities in issue:
Senior unsecured notes issued	1.3	0.2	1.9	2.6	1.6	3.1	7.5	12.1	30.3	29.5
Covered bonds	–	–	0.5	2.0	0.1	1.7	6.5	0.9	11.7	14.1
Commercial paper	1.5	2.5	1.5	1.3	0.1	–	–	–	6.9	8.4
Certificates of deposit issued	0.1	0.6	0.4	0.1	0.1	–	–	–	1.3	3.1
Securitisation notes	–	–	–	0.1	–	0.1	4.3	0.6	5.1	4.2
	2.9	3.3	4.3	6.1	1.9	4.9	18.3	13.6	55.3	59.3
Subordinated liabilities	–	–	–	0.6	0.3	0.5	2.2	4.6	8.2	8.3
Total wholesale funding[1]	4.2	3.7	4.7	6.9	2.4	5.4	20.5	18.2	66.0	70.4
1Excludes balances relating to margins of £0.4 billion (31 December 2023: £0.6 billion).

Page 20 of 59
FUNDING AND LIQUIDITY RISK (continued)
Analysis of term issuance in half-year to 30 June 2024

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn

Securitisation[1]	0.9	–	–	–	0.9
Covered bonds	–	–	–	–	–
Senior unsecured notes	–	3.0	0.8	0.5	4.3
Additional tier 1	–	–	–	–	–
Total issuance	0.9	3.0	0.8	0.5	5.2
1Includes significant risk transfer securitisations.
Liquidity portfolio
At 30 June 2024, the Group had £108.4 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2023: £108.7 billion). These assets are available to meet cash and collateral outflows and regulatory requirements.
The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
LCR eligible assets

	Average
	2024[1] £bn	2023[1] £bn	Change %

Cash and central bank reserves	52.4	63.3	(17)
High quality government/MDB/agency bonds[2]	48.1	38.4	25
High quality covered bonds	2.9	2.7	7
Level 1	103.4	104.4	(1)
Level 2[3]	5.0	4.3	16
Total LCR eligible assets	108.4	108.7
1Based on 12 months rolling simple average to 30 June 2024 (2023: 31 December 2023). Eligible assets are calculated as a simple average of month-end observations over the previous 12 months post any liquidity haircuts.
2Designated multilateral development bank (MDB).
3Includes Level 2A and Level 2B.

Page 21 of 59
STATUTORY INFORMATION

Page 22 of 59
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m

Interest income		13,980	11,802
Interest expense		(7,758)	(4,793)
Net interest income		6,222	7,009
Fee and commission income		1,186	1,196
Fee and commission expense		(883)	(550)
Net fee and commission income	4	303	646
Net trading income		331	107
Other operating income		1,520	1,278
Other income		2,154	2,031
Total income		8,376	9,040
Operating expenses	5	(5,436)	(4,829)
Impairment	7	(122)	(681)
Profit before tax		2,818	3,530
Tax expense	8	(811)	(940)
Profit for the period		2,007	2,590

Profit attributable to ordinary shareholders		1,824	2,417
Profit attributable to other equity holders		172	161
Profit attributable to equity holders		1,996	2,578
Profit attributable to non-controlling interests		11	12
Profit for the period		2,007	2,590
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 23 of 59
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m

Profit for the period	2,007	2,590
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(351)	(119)
Tax	93	27
	(258)	(92)
Gains and losses attributable to own credit risk:
Losses before tax	(86)	(85)
Tax	24	24
	(62)	(61)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	105	157
Income statement transfers in respect of disposals	(4)	67
Income statement transfers in respect of impairment	(2)	(2)
Tax	(27)	(61)
	72	161
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,435)	(1,287)
Net income statement transfers	1,072	616
Tax	102	188
	(261)	(483)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(39)	(58)
Transfers to income statement (tax: £nil)	–	–
	(39)	(58)
Total other comprehensive loss for the period, net of tax	(548)	(533)
Total comprehensive income for the period	1,459	2,057

Total comprehensive income attributable to ordinary shareholders	1,276	1,884
Total comprehensive income attributable to other equity holders	172	161
Total comprehensive income attributable to equity holders	1,448	2,045
Total comprehensive income attributable to non-controlling interests	11	12
Total comprehensive income for the period	1,459	2,057
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 24 of 59
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Assets
Cash and balances at central banks		49,154	57,909
Financial assets at fair value through profit or loss	9	2,265	1,862
Derivative financial instruments		2,688	3,165
Loans and advances to banks		7,067	8,810
Loans and advances to customers	10	435,310	433,124
Reverse repurchase agreements		42,273	32,751
Debt securities		12,619	12,546
Due from fellow Lloyds Banking Group undertakings		789	840
Financial assets at amortised cost		498,058	488,071
Financial assets at fair value through other comprehensive income	9	27,521	27,337
Goodwill and other intangible assets		5,870	5,837
Current tax recoverable		846	1,026
Deferred tax assets		4,622	4,636
Retirement benefit assets	6	3,379	3,624
Other assets		13,959	11,938
Total assets		608,362	605,405

Liabilities
Deposits from banks		2,973	3,557
Customer deposits		446,165	441,953
Repurchase agreements		37,848	37,702
Due to fellow Lloyds Banking Group undertakings		5,168	2,932
Financial liabilities at fair value through profit or loss	9	4,909	5,255
Derivative financial instruments		3,980	4,307
Notes in circulation		1,766	1,392
Debt securities in issue at amortised cost	13	48,725	52,449
Other liabilities		8,468	6,260
Retirement benefit obligations	6	130	136
Current tax liabilities		28	23
Deferred tax liabilities		146	157
Provisions	14	1,653	1,916
Subordinated liabilities		6,764	6,935
Total liabilities		568,723	564,974

Equity
Share capital		1,574	1,574
Share premium account		600	600
Other reserves		2,167	2,395
Retained profits		30,211	30,786
Ordinary shareholders’ equity		34,552	35,355
Other equity instruments		5,018	5,018
Total equity excluding non-controlling interests		39,570	40,373
Non-controlling interests		69	58
Total equity		39,639	40,431
Total equity and liabilities		608,362	605,405
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 25 of 59
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2024	2,174	2,395	30,786	35,355	5,018	58	40,431
Comprehensive income
Profit for the period	–	–	1,824	1,824	172	11	2,007
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(258)	(258)	–	–	(258)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	72	–	72	–	–	72
Gains and losses attributable to own credit risk, net of tax	–	–	(62)	(62)	–	–	(62)
Movements in cash flow hedging reserve, net of tax	–	(261)	–	(261)	–	–	(261)
Movements in foreign currency translation reserve, net of tax	–	(39)	–	(39)	–	–	(39)
Total other comprehensive loss	–	(228)	(320)	(548)	–	–	(548)
Total comprehensive (loss) income[1]	–	(228)	1,504	1,276	172	11	1,459
Transactions with owners
Dividends	–	–	(2,140)	(2,140)	–	–	(2,140)
Distributions on other equity instruments	–	–	–	–	(172)	–	(172)
Issue of other equity instruments	–	–	–	–	–	–	–
Capital contributions received	–	–	61	61	–	–	61
Return of capital contributions	–	–	–	–	–	–	–
Total transactions with owners	–	–	(2,079)	(2,079)	(172)	–	(2,251)
At 30 June 2024[2]	2,174	2,167	30,211	34,552	5,018	69	39,639
1Total comprehensive income attributable to owners of the parent was £1,448 million.
2Total equity attributable to owners of the parent was £39,570 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 26 of 59
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2023	2,174	743	31,792	34,709	4,268	82	39,059
Comprehensive income
Profit for the period	–	–	2,417	2,417	161	12	2,590
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(92)	(92)	–	–	(92)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	161	–	161	–	–	161
Gains and losses attributable to own credit risk, net of tax	–	–	(61)	(61)	–	–	(61)
Movements in cash flow hedging reserve, net of tax	–	(483)	–	(483)	–	–	(483)
Movements in foreign currency translation reserve, net of tax	–	(58)	–	(58)	–	–	(58)
Total other comprehensive loss	–	(380)	(153)	(533)	–	–	(533)
Total comprehensive (loss) income[1]	–	(380)	2,264	1,884	161	12	2,057
Transactions with owners
Dividends	–	–	(1,900)	(1,900)	–	(30)	(1,930)
Distributions on other equity instruments	–	–	–	–	(161)	–	(161)
Issue of other equity instruments	–	–	(5)	(5)	750	–	745
Capital contributions received	–	–	94	94	–	–	94
Return of capital contributions	–	–	–	–	–	–	–
Total transactions with owners	–	–	(1,811)	(1,811)	589	(30)	(1,252)
At 30 June 2023[2]	2,174	363	32,245	34,782	5,018	64	39,864
1Total comprehensive income attributable to owners of the parent was £2,045 million.
2Total equity attributable to owners of the parent was £39,800 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 27 of 59
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 July 2023	2,174	363	32,245	34,782	5,018	64	39,864
Comprehensive income
Profit for the period	–	–	2,441	2,441	173	3	2,617
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,113)	(1,113)	–	–	(1,113)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(90)	–	(90)	–	–	(90)
Gains and losses attributable to own credit risk, net of tax	–	–	(107)	(107)	–	–	(107)
Movements in cash flow hedging reserve, net of tax	–	2,097	–	2,097	–	–	2,097
Movements in foreign currency translation reserve, net of tax	–	25	–	25	–	–	25
Total other comprehensive income (loss)	–	2,032	(1,220)	812	–	–	812
Total comprehensive income[1]	–	2,032	1,221	3,253	173	3	3,429
Transactions with owners
Dividends	–	–	(2,800)	(2,800)	–	(9)	(2,809)
Distributions on other equity instruments	–	–	–	–	(173)	–	(173)
Issue of other equity instruments	–	–	–	–	–	–	–
Capital contributions received	–	–	121	121	–	–	121
Return of capital contributions	–	–	(1)	(1)	–	–	(1)
Total transactions with owners	–	–	(2,680)	(2,680)	(173)	(9)	(2,862)
At 31 December 2023[2]	2,174	2,395	30,786	35,355	5,018	58	40,431
1Total comprehensive income attributable to owners of the parent was £3,426 million.
2Total equity attributable to owners of the parent was £40,373 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 28 of 59
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m

Cash flows from operating activities
Profit before tax	2,818	3,530
Adjustments for:
Change in operating assets	(11,747)	8,828
Change in operating liabilities	2,077	(1,869)
Non-cash and other items	2,270	1,897
Net tax paid	(415)	(785)
Net cash (used in) provided by operating activities	(4,997)	11,601
Cash flows from investing activities
Purchase of financial assets	(5,800)	(3,847)
Proceeds from sale and maturity of financial assets	5,261	3,654
Purchase of fixed assets	(2,636)	(3,220)
Proceeds from sale of fixed assets	604	506
Net cash used in investing activities	(2,571)	(2,907)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,140)	(1,900)
Distributions on other equity instruments	(172)	(161)
Dividends paid to non-controlling interests	–	(30)
Interest paid on subordinated liabilities	(194)	(198)
Proceeds from issue of other equity instruments	–	745
Repayment of subordinated liabilities	–	(265)
Borrowings from parent company	3,168	389
Repayments of borrowings to parent company	(1,001)	(945)
Interest paid on borrowings from parent company	(198)	(214)
Net cash used in financing activities	(537)	(2,579)
Effects of exchange rate changes on cash and cash equivalents	(66)	(70)
Change in cash and cash equivalents	(8,171)	6,045
Cash and cash equivalents at beginning of period	66,538	75,201
Cash and cash equivalents at end of period	58,367	81,246
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months.

Page 29 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)
Note 1: Basis of preparation and accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2024 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the
International Accounting Standards Board (IASB) and comprise the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended
31 December 2023 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. Copies of the 2023 annual report on Form 20-F are available on the Lloyds Banking Group’s website.
The directors consider that it is appropriate to continue to adopt the going concern basis in preparing these condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
The Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2023 and there have been no changes in the Group’s methods of computation.
The IASB has issued a number of minor amendments to IFRSs that are relevant to the Group effective 1 January 2024, including IFRS 16 Lease Liability in a Sale and Leaseback, IAS 1 Non-current Liabilities with Covenants, and IAS 1
Classification of Liabilities as Current or Non-current. These amendments have not had a significant impact on the
Group.
Future accounting developments
The IASB has issued Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7)
which is effective 1 January 2026 and IFRS 19 Subsidiaries without Public Accountability: Disclosures which is effective
1 January 2027. Neither the amendments nor IFRS 19 are expected to have a significant impact on the Group. The IASB has also issued IFRS 18 Primary Financial Statements which is effective 1 January 2027. The standard includes no measurement changes, and the Group is currently assessing the impact of this standard on its income statement presentation.

Page 30 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short-term.
The Group’s significant judgements, estimates and assumptions are unchanged compared to those disclosed in note 3 of the Group’s 2023 financial statements. Further information on the critical accounting judgements and key sources of estimation uncertainty for the allowance for expected credit losses is set out in note 12.
Note 3: Segmental analysis
The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The
Group Executive Committee (GEC) of Lloyds Bank plc remains the "chief operating decision maker" (as defined by
IFRS 8 Operating Segments) for the Group.

Half-year to 30 June 2024	Retail £m	Commercial Banking £m	Other £m	Total £m

Net interest income	4,429	1,636	157	6,222
Other income	837	521	796	2,154
Total income	5,266	2,157	953	8,376
Operating expenses	(3,563)	(1,149)	(724)	(5,436)
Impairment (charge) credit	(195)	69	4	(122)
Profit before tax	1,508	1,077	233	2,818

External income (expense)	6,254	2,829	(707)	8,376
Inter-segment (expense) income	(988)	(672)	1,660	–
Segment income	5,266	2,157	953	8,376

Half-year to 30 June 2023	Retail £m	Commercial Banking £m	Other £m	Total £m

Net interest income	5,063	1,881	65	7,009
Other income	1,005	513	513	2,031
Total income	6,068	2,394	578	9,040
Operating expenses	(3,009)	(1,063)	(757)	(4,829)
Impairment (charge) credit	(592)	(90)	1	(681)
Profit (loss) before tax	2,467	1,241	(178)	3,530

External income (expense)	6,427	2,904	(291)	9,040
Inter-segment (expense) income	(359)	(510)	869	–
Segment income	6,068	2,394	578	9,040

Page 31 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 3: Segmental analysis (continued)

	Segment external assets		Segment external liabilities
	At 30 Jun 2024 £m	At 31 Dec 2023 £m	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Retail	380,653	376,589	319,063	313,232
Commercial Banking	86,004	90,301	136,393	138,835
Other	141,705	138,515	113,267	112,907
Total Group	608,362	605,405	568,723	564,974
Note 4: Net fee and commission income

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m

Fee and commission income:
Current accounts	312	308
Credit and debit card fees	629	614
Commercial banking and treasury fees	92	93
Factoring	35	39
Other fees and commissions	118	142
Total fee and commission income	1,186	1,196
Fee and commission expense	(883)	(550)
Net fee and commission income	303	646
Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking.
Note 5: Operating expenses

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m

Staff costs	2,287	1,934
Premises and equipment costs	182	167
Depreciation and amortisation	1,659	1,310
Other	1,308	1,418
Total operating expenses	5,436	4,829

Page 32 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 6: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Defined benefit pension schemes:
Present value of funded obligations	(28,633)	(30,201)
Fair value of scheme assets	31,924	33,733
Net pension scheme asset	3,291	3,532
Other post-retirement schemes	(42)	(44)
Total amounts recognised in the balance sheet	3,249	3,488

Recognised on the balance sheet as:
Retirement benefit assets	3,379	3,624
Retirement benefit obligations	(130)	(136)
Total amounts recognised in the balance sheet	3,249	3,488
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2024	3,488
Income statement credit	21
Employer contributions	91
Remeasurement	(351)
Asset at 30 June 2024	3,249
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 Jun 2024%	At 31 Dec 2023%

Discount rate	5.18	4.70
Rate of inflation:
Retail Price Index (RPI)	3.08	2.96
Consumer Price Index (CPI)	2.67	2.47
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.90	2.73

Page 33 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 7: Impairment

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m

Loans and advances to banks	(4)	(2)
Loans and advances to customers	169	678
Debt securities	(1)	(1)
Financial assets held at amortised cost	164	675
Financial assets at fair value through other comprehensive income	(2)	(1)
Loan commitments and financial guarantees	(40)	7
Total impairment	122	681
There was a £10 million charge in respect of residual value impairment and voluntary terminations within the Group’s UK
Motor Finance business in the current period (half-year to 30 June 2023: £27 million).
Note 8: Tax
In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2024 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.
An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m

Profit before tax	2,818	3,530
UK corporation tax thereon at 25.0 per cent (2023: 23.5 per cent)	(704)	(830)
Impact of surcharge on banking profits	(78)	(130)
Non-deductible costs: conduct charges	4	(2)
Other non-deductible costs	(98)	(40)
Non-taxable income	33	1
Tax relief on coupons on other equity instruments	42	38
Tax-exempt gains/(losses) on disposals	–	22
Remeasurement of deferred tax due to rate changes	3	(1)
Differences in overseas tax rates	(3)	(1)
Adjustments in respect of prior years	(10)	3
Tax expense	(811)	(940)

Page 34 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 16 to the Group’s financial statements for the year ended
31 December 2023 details the definitions of the three levels in the fair value hierarchy.
Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.
The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.
The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2024
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	1,784	282	2,066
Equity shares	195	–	4	199
Total financial assets at fair value through profit or loss	195	1,784	286	2,265
Financial assets at fair value through other comprehensive income:
Debt securities	14,038	13,432	51	27,521
Equity shares	–	–	–	–
Total financial assets at fair value through other comprehensive income	14,038	13,432	51	27,521
Derivative financial instruments	–	2,688	–	2,688
Total financial assets carried at fair value	14,233	17,904	337	32,474

At 31 December 2023
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	1,391	266	1,657
Equity shares	201	–	4	205
Total financial assets at fair value through profit or loss	201	1,391	270	1,862
Financial assets at fair value through other comprehensive income:
Debt securities	15,025	12,259	52	27,336
Equity shares	–	–	1	1
Total financial assets at fair value through other comprehensive income	15,025	12,259	53	27,337
Derivative financial instruments	–	3,165	–	3,165
Total financial assets carried at fair value	15,226	16,815	323	32,364

Page 35 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)

Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2024
Financial liabilities at fair value through profit or loss	–	4,886	23	4,909
Derivative financial instruments	–	3,832	148	3,980
Total financial liabilities carried at fair value	–	8,718	171	8,889

At 31 December 2023
Financial liabilities at fair value through profit or loss	–	5,232	23	5,255
Derivative financial instruments	–	4,168	139	4,307
Total financial liabilities carried at fair value	–	9,400	162	9,562
Valuation control framework
Key elements of the valuation control framework include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. The framework covers processes for all
3 levels in the fair value hierarchy. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.
Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.
Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs)
disclosed in the Group’s financial statements for the year ended 31 December 2023 applied to these portfolios.
Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total financial assets carried at fair value £m

At 1 January 2024	270	53	323
Exchange and other adjustments	–	(1)	(1)
Gains recognised in the income statement within other income	26	–	26
Purchases/increases to customer loans	6	–	6
Sales/repayments of customer loans	(16)	(1)	(17)
At 30 June 2024	286	51	337
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2024	26	–	26

At 1 January 2023	295	52	347
Exchange and other adjustments	–	(2)	(2)
Gains recognised in the income statement within other income	17	4	21
Purchases/increases to customer loans	–	–	–
Sales/repayments of customer loans	(8)	(2)	(10)
At 30 June 2023	304	52	356
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2023	17	2	19

Page 36 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2024	23	139	162
Losses recognised in the income statement within other income	2	19	21
Redemptions	(2)	(10)	(12)
At 30 June 2024	23	148	171
Losses (gains) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2024	2	(21)	(19)

At 1 January 2023	26	163	189
(Gains) losses recognised in the income statement within other income	(1)	13	12
Redemptions	–	(11)	(11)
At 30 June 2023	25	165	190
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2023	(1)	(16)	(17)
Sensitivity of level 3 valuations
The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities.

				Effect of reasonably possible alternative assumptions[1]
At 30 June 2024	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/- 50bps)	282	20	(19)
Equity investments			4
			286
Financial assets at fair value through other comprehensive income			51
Level 3 financial assets carried at fair value			337

Financial liabilities at fair value through profit or loss			23	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)	14
Shared appreciation rights	Market values – property valuation	HPI (+/- 1%)	134	13	(12)
			148
Level 3 financial liabilities carried at fair value			171
1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

Page 37 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)
Sensitivity of level 3 valuations (continued)

				Effect of reasonably possible alternative assumptions[1]
At 31 December 2023	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/- 50bps)	266	21	(19)
Equity investments			4
			270
Financial assets at fair value through other comprehensive income			53
Level 3 financial assets carried at fair value			323

Financial liabilities at fair value through profit or loss			23	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)	16
Shared appreciation rights	Market values – property valuation	HPI (+/- 1%)	123	13	(12)
			139
Level 3 financial liabilities carried at fair value			162
1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities and derivatives are unchanged from those described in the Group’s financial statements for the year ended 31 December 2023.
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in note 16 to the Group’s financial statements for the year ended 31 December 2023.

Page 38 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)
The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the
Group’s consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2024		At 31 December 2023
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	7,067	7,067	8,810	8,810
Loans and advances to customers	435,310	429,131	433,124	423,183
Reverse repurchase agreements	42,273	42,273	32,751	32,751
Debt securities	12,619	12,110	12,546	12,506
Due from fellow Lloyds Banking Group undertakings	789	789	840	840
Financial assets at amortised cost	498,058	491,370	488,071	478,090

Financial liabilities
Deposits from banks	2,973	2,965	3,557	3,557
Customer deposits	446,165	446,802	441,953	442,391
Repurchase agreements	37,848	37,848	37,702	37,702
Due to fellow Lloyds Banking Group undertakings	5,168	5,168	2,932	2,932
Debt securities in issue	48,725	48,681	52,449	52,243
Subordinated liabilities	6,764	6,880	6,935	7,160
The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

Page 39 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Loans and advances to customers
Half-year to 30 June 2024

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 1 January 2024	368,859	52,973	7,131	7,854	436,817	885	1,462	1,133	213	3,693
Exchange and other adjustments[1]	(1,062)	(13)	(6)	7	(1,074)	(6)	(5)	14	23	26
Transfers to Stage 1	16,753	(16,683)	(70)		–	276	(271)	(5)		–
Transfers to Stage 2	(11,055)	11,533	(478)		–	(56)	116	(60)		–
Transfers to Stage 3	(508)	(1,710)	2,218		–	(8)	(156)	164		–
Net change in ECL due to transfers						(184)	257	169		242
						28	(54)	268		242
Impact of transfers between stages	5,190	(6,860)	1,670		–
Other changes in credit quality[2]						(136)	(52)	331	32	175
Additions and repayments	8,751	(3,120)	(816)	(418)	4,397	(5)	(99)	(115)	(29)	(248)
Charge (credit) to the income statement						(113)	(205)	484	3	169
Disposals and derecognition[3]	(449)	(206)	(88)	(219)	(962)	(1)	(4)	(7)	(8)	(20)
Advances written off			(617)	(6)	(623)			(617)	(6)	(623)
Recoveries of advances written off in previous years			69	–	69			69	–	69
At 30 June 2024	381,289	42,774	7,343	7,218	438,624	765	1,248	1,076	225	3,314
Allowance for expected credit losses	(765)	(1,248)	(1,076)	(225)	(3,314)
Net carrying amount	380,524	41,526	6,267	6,993	435,310
Drawn ECL coverage[4]	0.2%	2.9%	14.7%	3.1%	0.8%
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2Includes a credit for methodology and model changes of £65 million, split by Stage as £26 million credit for Stage 1, £31 million credit for Stage 2, £4 million credit for Stage 3 and £4 million credit for POCI.
3Relates to the securitisation of legacy Retail mortgages.
4Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
The total allowance for expected credit losses includes £185 million (31 December 2023: £187 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.

Page 40 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Loans and advances to customers (continued)
Year ended 31 December 2023

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 1 January 2023	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475
Exchange and other adjustments[1]	2,432	(8)	(8)	18	2,434	(8)	(1)	106	67	164
Transfers to Stage 1	18,355	(18,317)	(38)		–	393	(385)	(8)		–
Transfers to Stage 2	(17,963)	18,545	(582)		–	(53)	121	(68)		–
Transfers to Stage 3	(1,214)	(2,507)	3,721		–	(13)	(223)	236		–
Net change in ECL due to transfers						(254)	401	312		459
						73	(86)	472		459
Impact of transfers between stages	(822)	(2,279)	3,101		–
Other changes in credit quality[2]						106	(103)	802	8	813
Additions and repayments	8,168	(3,951)	(2,338)	(1,043)	836	90	(81)	(862)	(81)	(934)
Charge (credit) to the income statement						269	(270)	412	(73)	338
Disposals and derecognition[3]	(3,685)	(892)	(122)	(743)	(5,442)	(54)	(59)	(24)	(34)	(171)
Advances written off			(1,229)	–	(1,229)			(1,229)	–	(1,229)
Recoveries of advances written off in previous years			116	–	116			116	–	116
At 31 December 2023	368,859	52,973	7,131	7,854	436,817	885	1,462	1,133	213	3,693
Allowance for expected credit losses	(885)	(1,462)	(1,133)	(213)	(3,693)
Net carrying amount	367,974	51,511	5,998	7,641	433,124
Drawn ECL coverage[4]	0.2%	2.8%	15.9%	2.7%	0.8%
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2Includes a charge for methodology and model changes of £60 million, split by Stage as £96 million charge for Stage 1, £33 million credit for Stage 2, £1 million credit for Stage 3 and £2 million credit for POCI.
3Relates to the securitisations of legacy Retail mortgages and Retail unsecured loans.
4Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
The movement tables are compiled by comparing the position at the end of the period to that at the beginning of the year.
Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the end of the period. Purchased or originated credit-impaired are not transferable.
Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period.
The Group’s impairment charge comprises impact of transfers between stages, other changes in credit quality and additions and repayments.
Advances written off have first been transferred to Stage 3 and then acquired a full allowance through other changes in credit quality. Recoveries of advances written off in previous years are shown at the full recovered value, with a corresponding entry in repayments and release of allowance through other changes in credit quality.

Page 41 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 11: Credit quality of loans and advances to customers

	Gross drawn exposures					Allowance for expected credit losses
At 30 June 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail – UK mortgages
RMS 1–3	245,910	8,272	–	–	254,182	54	51	–	–	105
RMS 4–6	20,300	15,522	–	–	35,822	26	109	–	–	135
RMS 7–9	98	2,001	–	–	2,099	1	35	–	–	36
RMS 10	–	973	–	–	973	–	23	–	–	23
RMS 11–13	–	3,074	–	–	3,074	–	108	–	–	108
RMS 14	–	–	4,542	7,218	11,760	–	–	331	225	556
	266,308	29,842	4,542	7,218	307,910	81	326	331	225	963

Retail – credit cards
RMS 1–3	4,665	3	–	–	4,668	9	–	–	–	9
RMS 4–6	7,357	1,185	–	–	8,542	85	56	–	–	141
RMS 7–9	1,303	918	–	–	2,221	52	116	–	–	168
RMS 10	4	166	–	–	170	–	35	–	–	35
RMS 11–13	–	329	–	–	329	–	117	–	–	117
RMS 14	–	–	290	–	290	–	–	133	–	133
	13,329	2,601	290	–	16,220	146	324	133	–	603

Retail – UK unsecured loans and overdrafts
RMS 1–3	855	1	–	–	856	2	–	–	–	2
RMS 4–6	6,209	437	–	–	6,646	89	27	–	–	116
RMS 7–9	1,153	347	–	–	1,500	41	40	–	–	81
RMS 10	34	118	–	–	152	3	23	–	–	26
RMS 11–13	10	310	–	–	320	1	104	–	–	105
RMS 14	–	–	186	–	186	–	–	110	–	110
	8,261	1,213	186	–	9,660	136	194	110	–	440

Retail – UK Motor Finance
RMS 1–3	9,978	646	–	–	10,624	132	14	–	–	146
RMS 4–6	3,747	1,092	–	–	4,839	46	34	–	–	80
RMS 7–9	458	272	–	–	730	4	16	–	–	20
RMS 10	–	91	–	–	91	–	11	–	–	11
RMS 11–13	2	187	–	–	189	–	37	–	–	37
RMS 14	–	–	117	–	117	–	–	67	–	67
	14,185	2,288	117	–	16,590	182	112	67	–	361

Retail – other
RMS 1–3	14,153	250	–	–	14,403	3	4	–	–	7
RMS 4–6	2,200	167	–	–	2,367	10	10	–	–	20
RMS 7–9	–	90	–	–	90	–	5	–	–	5
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	81	10	–	–	91	–	–	–	–	–
RMS 14	–	–	163	–	163	–	–	45	–	45
	16,434	522	163	–	17,119	13	19	45	–	77
Total Retail	318,517	36,466	5,298	7,218	367,499	558	975	686	225	2,444

Page 42 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 11: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Allowance for expected credit losses
At 30 June 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Commercial Banking
CMS 1–5	13,625	–	–	–	13,625	1	–	–	–	1
CMS 6–10	13,731	59	–	–	13,790	12	–	–	–	12
CMS 11–14	32,113	2,020	–	–	34,133	125	28	–	–	153
CMS 15–18	4,255	3,601	–	–	7,856	69	188	–	–	257
CMS 19	30	628	–	–	658	–	57	–	–	57
CMS 20–23		–	2,045	–	2,045	–	–	390	–	390
	63,754	6,308	2,045	–	72,107	207	273	390	–	870
Other[1]	(982)	–	–	–	(982)	–	–	–	–	–
Total loans and advances to customers	381,289	42,774	7,343	7,218	438,624	765	1,248	1,076	225	3,314
1Gross drawn exposures include centralised fair value hedge accounting adjustments.

Page 43 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 11: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Allowance for expected credit losses
At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail – UK mortgages
RMS 1–3	226,740	4,137	–	–	230,877	123	37	–	–	160
RMS 4–6	29,637	27,037	–	–	56,674	38	151	–	–	189
RMS 7–9	219	2,713	–	–	2,932	–	37	–	–	37
RMS 10	–	590	–	–	590	–	13	–	–	13
RMS 11–13	–	4,056	–	–	4,056	–	136	–	–	136
RMS 14	–	–	4,337	7,854	12,191	–	–	357	213	570
	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105

Retail – credit cards
RMS 1–3	3,906	5	–	–	3,911	9	–	–	–	9
RMS 4–6	7,159	1,248	–	–	8,407	91	65	–	–	156
RMS 7–9	1,548	1,069	–	–	2,617	67	145	–	–	212
RMS 10	12	220	–	–	232	1	50	–	–	51
RMS 11–13	–	366	–	–	366	–	141	–	–	141
RMS 14	–	–	284	–	284	–	–	130	–	130
	12,625	2,908	284	–	15,817	168	401	130	–	699

Retail – UK unsecured loans and overdrafts
RMS 1–3	638	1	–	–	639	1	–	–	–	1
RMS 4–6	5,152	250	–	–	5,402	83	18	–	–	101
RMS 7–9	1,256	473	–	–	1,729	44	50	–	–	94
RMS 10	43	135	–	–	178	4	27	–	–	31
RMS 11–13	14	328	–	–	342	2	113	–	–	115
RMS 14	–	–	196	–	196	–	–	118	–	118
	7,103	1,187	196	–	8,486	134	208	118	–	460

Retail – UK Motor Finance
RMS 1–3	9,979	569	–	–	10,548	142	12	–	–	154
RMS 4–6	2,791	998	–	–	3,789	41	29	–	–	70
RMS 7–9	769	228	–	–	997	3	13	–	–	16
RMS 10	–	63	–	–	63	–	7	–	–	7
RMS 11–13	2	169	–	–	171	–	30	–	–	30
RMS 14	–	–	112	–	112	–	–	63	–	63
	13,541	2,027	112	–	15,680	186	91	63	–	340

Retail – other
RMS 1–3	13,613	240	–	–	13,853	3	4	–	–	7
RMS 4–6	2,197	186	–	–	2,383	16	13	–	–	29
RMS 7–9	–	86	–	–	86	–	4	–	–	4
RMS 10	–	6	–	–	6	–	–	–	–	–
RMS 11–13	88	7	–	–	95	–	–	–	–	–
RMS 14	–	–	144	–	144	–	–	47	–	47
	15,898	525	144	–	16,567	19	21	47	–	87
Total Retail	305,763	45,180	5,073	7,854	363,870	668	1,095	715	213	2,691

Page 44 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 11: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Allowance for expected credit losses
At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Commercial Banking
CMS 1–5	12,145	–	–	–	12,145	2	–	–	–	2
CMS 6–10	17,259	121	–	–	17,380	23	–	–	–	23
CMS 11–14	30,366	2,793	–	–	33,159	129	57	–	–	186
CMS 15–18	3,618	4,070	–	–	7,688	63	229	–	–	292
CMS 19	9	809	–	–	818	–	81	–	–	81
CMS 20–23	–	–	2,058	–	2,058	–	–	418	–	418
	63,397	7,793	2,058	–	73,248	217	367	418	–	1,002
Other[1]	(301)	–	–	–	(301)	–	–	–	–	–
Total loans and advances to customers	368,859	52,973	7,131	7,854	436,817	885	1,462	1,133	213	3,693
1Gross drawn exposures include centralised fair value hedge accounting adjustments.
Note 12: Allowance for expected credit losses
The calculation of the Group’s allowance for expected credit loss allowances requires the Group to make a number of judgements, assumptions and estimates. These are set out in full in note 19 to the Group’s financial statements for the year ended 31 December 2023, with the most significant set out below.
The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.

			Judgemental adjustments due to:
At 30 June 2024	Modelled ECL £m	Individually assessed £m	Inflationary and interest rate risk £m	Other £m	Total ECL £m

UK mortgages	806	–	23	142	971
Credit cards	679	–	6	15	700
Other Retail	878	–	6	58	942
Commercial Banking	968	322	–	(308)	982
Other	1	–	–	–	1
Total	3,332	322	35	(93)	3,596

At 31 December 2023
UK mortgages	991	–	61	63	1,115
Credit cards	703	–	92	15	810
Other Retail	867	–	32	46	945
Commercial Banking	1,090	340	–	(280)	1,150
Other	1	–	–	–	1
Total	3,652	340	185	(156)	4,021

Page 45 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components, such as probability of default. Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management applies appropriate judgemental adjustments to the ECL to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.
During 2022 and 2023 the intensifying inflationary pressures, alongside rising interest rates created further risks not deemed to be fully captured by ECL models which required judgemental adjustments to be added. Through the first half of 2024 these risks have largely subsided with inflation back at two per cent and the UK Bank rate now believed to have peaked. The portfolio has proven resilient to higher rates and inflation. As a result, the judgements held in respect of inflationary and interest rate risks are significantly reduced to £35 million (31 December 2023: £185 million). Other judgements continue to be applied for broader data and model limitations, both increasing and decreasing ECL.
Judgemental adjustments due to inflationary and interest rate risk
UK mortgages: £23 million (31 December 2023: £61 million)
The Group’s ECL models for UK mortgages use UK Bank Rate as a driver of predicted defaults and were largely believed to have captured the stretch on customers due to increased interest rates. However, the combination of inflationary pressures with sharp increases to interest rates over 2023 were believed to create further risk not potentially captured by ECL models. Modest increases in new to arrears and defaults emerged in 2023, mainly driven by variable rate customers, who experienced sudden material increases in their monthly payment. Given interest rates have stabilised, inflation has reduced and experience through the first half of 2024 has been benign, this risk has reduced. A lower judgemental uplift in ECL continues to be taken in segments of the mortgages portfolio, either where inflation is expected to present a more material risk, or where segments within the model do not recognise UK Bank Rate as a material driver of predicted defaults.
Credit cards: £6 million (31 December 2023: £92 million) and Other Retail: £6 million (31 December 2023:
£32 million)
The Group’s ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As elevated inflation eroded nominal wage growth, adjustments were introduced to the econometric models to account for real, rather than nominal, income to produce adjusted predicted defaults. This impact is heavily reduced at 30 June 2024 given the model has moved into a period of low inflation, which naturally reduces the scale of adjustments in the period. Alongside these portfolio-wide in-model adjustments management had previously made an additional uplift to ECL for customers with lower income levels and higher indebtedness. This specific post-
model adjustment has been released in the first half of 2024 given the improved environment and no evidence of greater deterioration in performance of this segment.
Other judgemental adjustments
UK mortgages: £142 million (31 December 2023: £63 million)
These adjustments principally comprise:
Increase in time to repossession: £98 million (31 December 2023: £106 million)
The UK mortgage portfolio currently contains a larger number of customers that have been in default for a longer period than would typically be expected following pauses in litigation activity both before and during COVID-19. There is a risk that the probability of possession (PPD), and therefore ECL on these accounts is understated given this component of the model may not reflect the full impact of customers remaining in default for an extended period. Adjustments for this risk have been in place for several years, although the approach has been refined in the first half of 2024. The updated approach continues to target accounts that have been in default for more than 24 months with an arrears balance increase in the last six months. These accounts now have their PPD increased to a level based on equivalent observed performance graduated by their time in default. The change in approach has resulted in a similar level of adjustment, but now provides a mechanism which will see the adjustment naturally release as this backlog reduces.

Page 46 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)
Adjustment for single point of loss model limitation: £46 million (31 December 2023: £nil)
The current UK mortgages ECL model estimates customer level losses using a ‘single point of loss’ (SPOL) calculation, with predicted timings of defaults and subsequent repossession using average time periods. This simplification is continually assessed for any potential over or understatement of ECL compared to a more sophisticated ‘multiple points of loss’ (MPOL) modelling technique. To date, this has not shown any material difference for which an adjustment would be required. Management have been developing a new ECL model which will address this limitation, anticipated to be formally adopted later this year. However, the development activity is now suitably progressed to be leveraged in the ongoing assessment of the scale of the SPOL model simplification. This assessment indicated that the MES update in the second quarter of the year had increased the impact of the simplification up to a scale that required mitigation through a judgemental adjustment. This adjustment is expected to be released upon the final adoption of the new ECL model once it has completed appropriate internal model governance activities.
Credit cards: £15 million (31 December 2023: £15 million) and Other Retail: £58 million (31 December 2023:
£46 million)
These adjustments principally comprise:
Lifetime extension on revolving products: Credit cards: £60 million (31 December 2023: £67 million) and Other Retail:
£10 million (31 December 2023: £10 million)
An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three-
year modelled lifetime, which reflected the outcome data available when the ECL models were developed, to a more representative lifetime. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond. The judgemental adjustment has reduced slightly for credit cards in the period following refinement to the discounting methodology applied.
Adjustments to loss given defaults (LGDs): Credit cards: £(50) million (31 December 2023: £(50) million) and Other
Retail: £18 million (31 December 2023: £37 million)
A number of adjustments continue to be made to the loss given default assumptions used within unsecured and motor credit models. For unsecured portfolios, the adjustments reflect the impact of changes in collection debt sale strategy on the Group’s LGD models, incorporating up to date customer performance and forward flow debt sale pricing. For UK
Motor Finance, the adjustment captures the latest outlook on used car prices.
Commercial Banking: £(308) million (31 December 2023: £(280) million)
These adjustments principally comprise:
Commercial Real Estate (CRE) price reduction: £53 million (31 December 2023: £65 million)
The material fall in CRE prices seen in late 2022 moved out of the model assumptions used to assess ECL in 2023.
Given the model uses future changes in the metric as a driver of defaults and loss rates there is a continued risk that the model benefit that arises does not reflect the residual risk caused by the sustained low level of prices still apparent.
Management therefore considers it appropriate to judgementally reinstate the CRE price drop within the ECL model assumptions given the materially reduced level in CRE prices could still trigger additional defaults. Within this adjustment management has refined the potential impact on loss rates through capturing updated valuations as well as stressing valuations on specific sectors where evidence suggests valuations may lag achievable levels, notably in cases of stressed sale.
Corporate insolvency rates: £(297) million (31 December 2023: £(287) million)
The volume of UK corporate insolvencies has continued to remain well above December 2019 levels, revealing a marked misalignment between observed UK corporate insolvencies and the Group’s credit performance which has been better than this. This dislocation gives rise to uncertainty over the drivers of observed trends and the appropriateness of the
Group’s Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group’s asset quality remains strong with low new defaults, a negative adjustment is applied by using the long-term average rate. The slightly greater negative adjustment in the period reflects the widening gap between the increasing industry level and the long-term average rate used.

Page 47 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)
Adjustments for loss given defaults (LGDs): £(90) million (31 December 2023: £(105) million)
Following review and monitoring on the loss given default approach for commercial exposures, ECL requires an adjustment to mitigate limitations identified in the approach which are causing loss given defaults to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-
weighted approach being adopted. These temporary adjustments will be addressed through future model development.
Base case and MES economic assumptions
The Group’s base case economic scenario as at 30 June 2024 has been updated to reflect ongoing geopolitical and economic developments, as the slow reduction of inflationary pressures brings into view a shift to less restrictive monetary policies globally. The Group’s updated base case scenario has three conditioning assumptions: first, the wars in Ukraine and the Middle East remain geographically contained; second, the UK’s post-election economic policies retain the framework of the inflation target and fiscal rules, while allowing for an increase in both current and capital public spending; and third, the outcome of the US election broadly maintains economic policy continuity, including an unchanged position for the Federal Reserve.
Based on these assumptions and incorporating the economic data published in the second quarter of 2024, the Group’s base case scenario is for a gradual expansion of economic activity and a slight rise in the unemployment rate, alongside modest changes in residential and commercial property prices. Following a gradual reduction in inflationary pressures,
UK Bank Rate is expected to be lowered twice during 2024. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the second quarter of 2024, for which actuals may have since emerged prior to publication. The Group’s base case economic scenario predated the results of the UK General Election and, as such, information that has become available since the election has not been included.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 19 in the Group's 2023 annual report on Form 20-F. The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. A small refinement was made to the
Group’s approach during the first half of 2024, with alternative economic scenarios now dispersing from the base case after the balance sheet date. This is one quarter later than previously adopted reflecting the use of a base case that is now set closer to the reporting date than at the onset of IFRS 9. As a result, all scenarios include the same forecasted level for key variables in the second quarter of 2024, for which actuals may have since emerged prior to publication.
For June 2024, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for
Group ECL calculations. The scenario is now generated as a simple average of a fully modelled severe scenario, better representing shocks to demand, and a scenario with higher paths for UK Bank Rate and CPI inflation, as a representation of shocks to supply. The combined ‘adjusted’ scenario used in ECL modelling is considered to better reflect the risks around the Group’s base case view in an economic environment where demand and supply shocks are more balanced.
Scenarios by year
The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.
Annual assumptions
Gross domestic product (GDP) growth and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.
Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 30 June 2024 covers the five years 2024 to 2028. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.

Page 48 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)

At 30 June 2024	2024%	2025%	2026%	2027%	2028%	2024 to 2028 average %

Upside
Gross domestic product growth	1.1	2.3	1.7	1.5	1.4	1.6
Unemployment rate	4.1	3.2	3.0	2.9	2.9	3.2
House price growth	2.2	5.0	7.3	6.0	5.2	5.1
Commercial real estate price growth	2.2	8.7	2.4	2.8	1.2	3.4
UK Bank Rate	5.17	5.30	5.17	5.33	5.55	5.31
CPI inflation	2.5	2.5	2.4	2.7	2.9	2.6

Base case
Gross domestic product growth	0.8	1.2	1.6	1.6	1.6	1.3
Unemployment rate	4.5	4.8	4.8	4.6	4.6	4.7
House price growth	1.2	1.4	1.0	1.4	2.4	1.5
Commercial real estate price growth	(1.6)	1.2	0.0	1.9	1.0	0.5
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98
CPI inflation	2.5	2.5	2.1	2.1	2.2	2.3

Downside
Gross domestic product growth	0.6	(0.5)	0.8	1.5	1.6	0.8
Unemployment rate	4.9	6.9	7.5	7.4	7.2	6.7
House price growth	0.6	(1.8)	(6.5)	(5.4)	(2.3)	(3.1)
Commercial real estate price growth	(4.7)	(6.7)	(4.1)	(0.8)	(1.3)	(3.5)
UK Bank Rate	4.97	2.77	1.38	0.89	0.63	2.13
CPI inflation	2.5	2.4	1.8	1.4	1.2	1.9

Severe downside
Gross domestic product growth	0.1	(2.2)	0.4	1.2	1.5	0.2
Unemployment rate	5.5	9.4	10.2	10.1	9.8	9.0
House price growth	(0.7)	(4.8)	(13.9)	(11.8)	(7.6)	(7.9)
Commercial real estate price growth	(9.1)	(15.1)	(8.6)	(5.3)	(4.7)	(8.6)
UK Bank Rate – modelled	4.81	1.12	0.16	0.05	0.02	1.23
UK Bank Rate – adjusted[1]	5.09	3.22	2.33	2.02	1.79	2.89
CPI inflation – modelled	2.6	2.4	1.3	0.5	0.1	1.4
CPI inflation – adjusted[1]	2.9	3.2	1.6	0.9	1.0	1.9

Probability-weighted
Gross domestic product growth	0.8	0.7	1.3	1.5	1.5	1.2
Unemployment rate	4.6	5.4	5.6	5.5	5.4	5.3
House price growth	1.1	0.9	(0.9)	(0.6)	0.8	0.3
Commercial real estate price growth	(2.1)	(0.5)	(1.3)	0.6	(0.2)	(0.7)
UK Bank Rate – modelled	5.04	3.79	3.07	2.92	2.90	3.55
UK Bank Rate – adjusted[1]	5.07	4.00	3.29	3.12	3.08	3.71
CPI inflation – modelled	2.5	2.5	2.1	1.9	1.9	2.2
CPI inflation – adjusted[1]	2.6	2.6	2.1	1.9	2.0	2.2
1The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group’s base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

Page 49 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)

At 31 December 2023	2023%	2024%	2025%	2026%	2027%	2023 to 2027 average %

Upside
Gross domestic product growth	0.3	1.5	1.7	1.7	1.9	1.4
Unemployment rate	4.0	3.3	3.1	3.1	3.1	3.3
House price growth	1.9	0.8	6.9	7.2	6.8	4.7
Commercial real estate price growth	(3.9)	9.0	3.8	1.3	1.3	2.2
UK Bank Rate	4.94	5.72	5.61	5.38	5.18	5.37
CPI inflation	7.3	2.7	3.1	3.2	3.1	3.9

Base case
Gross domestic product growth	0.3	0.5	1.2	1.7	1.9	1.1
Unemployment rate	4.2	4.9	5.2	5.2	5.0	4.9
House price growth	1.4	(2.2)	0.5	1.6	3.5	1.0
Commercial real estate price growth	(5.1)	(0.2)	0.1	0.0	0.8	(0.9)
UK Bank Rate	4.94	4.88	4.00	3.50	3.06	4.08
CPI inflation	7.3	2.7	2.9	2.5	2.2	3.5

Downside
Gross domestic product growth	0.2	(1.0)	(0.1)	1.5	2.0	0.5
Unemployment rate	4.3	6.5	7.8	7.9	7.6	6.8
House price growth	1.3	(4.5)	(6.0)	(5.6)	(1.7)	(3.4)
Commercial real estate price growth	(6.0)	(8.7)	(4.0)	(2.1)	(1.2)	(4.4)
UK Bank Rate	4.94	3.95	1.96	1.13	0.55	2.51
CPI inflation	7.3	2.8	2.7	1.8	1.1	3.2

Severe downside
Gross domestic product growth	0.1	(2.3)	(0.5)	1.3	1.8	0.1
Unemployment rate	4.5	8.7	10.4	10.5	10.1	8.8
House price growth	0.6	(7.6)	(13.3)	(12.7)	(7.5)	(8.2)
Commercial real estate price growth	(7.7)	(19.5)	(10.6)	(7.7)	(5.2)	(10.3)
UK Bank Rate – modelled	4.94	2.75	0.49	0.13	0.03	1.67
UK Bank Rate – adjusted[1]	4.94	6.56	4.56	3.63	3.13	4.56
CPI inflation – modelled	7.3	2.7	2.2	0.9	(0.2)	2.6
CPI inflation – adjusted[1]	7.6	7.5	3.5	1.3	1.0	4.2

Probability-weighted
Gross domestic product growth	0.3	0.1	0.8	1.6	1.9	0.9
Unemployment rate	4.2	5.3	5.9	5.9	5.7	5.4
House price growth	1.4	(2.5)	(0.9)	(0.3)	1.8	(0.1)
Commercial real estate price growth	(5.3)	(1.9)	(1.1)	(1.0)	(0.2)	(1.9)
UK Bank Rate – modelled	4.94	4.64	3.52	3.02	2.64	3.75
UK Bank Rate – adjusted[1]	4.94	5.02	3.93	3.37	2.95	4.04
CPI inflation – modelled	7.3	2.7	2.8	2.3	1.9	3.4
CPI inflation – adjusted[1]	7.4	3.2	3.0	2.4	2.0	3.6
1The adjustment to UK Bank Rate and CPI inflation in the severe downside was considered to better reflect the risks to the Group’s base case view in an economic environment where supply shocks were the principal concern.

Page 50 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)
Base case scenario by quarter
Gross domestic product growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 June 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product growth	0.6	0.4	0.3	0.2	0.3	0.3	0.4	0.4
Unemployment rate	4.3	4.5	4.6	4.7	4.8	4.9	4.9	4.8
House price growth	0.4	1.0	3.8	1.2	0.9	1.3	1.3	1.4
Commercial real estate price growth	(5.3)	(5.3)	(3.5)	(1.6)	(0.9)	0.2	(0.2)	1.2
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.0	2.5	2.2	2.7	2.6	2.4

At 31 December 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product growth	0.3	0.0	(0.1)	0.0	0.1	0.2	0.3	0.3
Unemployment rate	3.9	4.2	4.2	4.3	4.5	4.8	5.0	5.2
House price growth	1.6	(2.6)	(4.5)	1.4	(1.1)	(1.5)	0.5	(2.2)
Commercial real estate price growth	(18.8)	(21.2)	(18.2)	(5.1)	(4.1)	(3.8)	(2.2)	(0.2)
UK Bank Rate	4.25	5.00	5.25	5.25	5.25	5.00	4.75	4.50
CPI inflation	10.2	8.4	6.7	4.0	3.8	2.1	2.3	2.8

Page 51 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)
ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths.
The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £464 million for 30 June 2024 and £673 million at 31 December
2023.

At 30 June 2024	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	971	387	658	1,190	3,004
Credit cards	700	583	676	772	903
Other Retail	942	855	915	990	1,139
Commercial Banking	982	735	882	1,122	1,606
Other	1	2	1	1	1
ECL allowance	3,596	2,562	3,132	4,075	6,653

At 31 December 2023
UK mortgages	1,115	395	670	1,155	4,485
Credit cards	810	600	771	918	1,235
Other Retail	945	850	920	981	1,200
Commercial Banking	1,150	780	986	1,342	2,179
Other	1	1	1	1	1
ECL allowance	4,021	2,626	3,348	4,397	9,100
The sensitivity of ECL to isolated changes in the UK unemployment rate and House Price Index (HPI) has been assessed on a univariate basis. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with staging held flat to the reported probability-weighted view and is assessed through the direct impact on modelled ECL and therefore only includes judgemental adjustments applied within the model.
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first
10 quarters of the base case scenario. A more immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime probability of defaults.

	At 30 June 2024		At 31 December 2023
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	22	(17)	33	(32)
Credit cards	34	(34)	38	(38)
Other Retail	16	(16)	19	(19)
Commercial Banking	71	(66)	87	(81)
ECL impact	143	(133)	177	(170)

Page 52 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)
The table below shows the impact on the Group’s ECL in respect of UK mortgages resulting from an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK HPI. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.

	At 30 June 2024		At 31 December 2023
	10pp increase in HPI £m	10pp decrease in HPI £m	10pp increase in HPI £m	10pp decrease in HPI £m

ECL impact	(164)	245	(201)	305
Note 13: Debt securities in issue

	At 30 June 2024			At 31 December 2023
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Senior unsecured notes issued	4,886	23,685	28,571	5,232	22,642	27,874
Covered bonds	–	11,849	11,849	–	14,318	14,318
Commercial paper	–	6,908	6,908	–	8,182	8,182
Securitisation notes	23	4,965	4,988	23	4,211	4,234
Certificates of deposit issued	–	1,318	1,318	–	3,096	3,096
	4,909	48,725	53,634	5,255	52,449	57,704
Covered bonds and securitisation programmes
At 30 June 2024, the bonds held by external parties and those held internally, were secured on certain loans and advances to customers amounting to £28,529 million (31 December 2023: £27,019 million) which have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group’s balance sheet and the related covered bonds in issue included within debt securities in issue at amortised cost.
At 30 June 2024, the Group’s securitisation notes in issue held by external parties includes £23 million at fair value through profit or loss (31 December 2023: £23 million). Those notes held internally, are secured on loans and advances to customers amounting to £27,945 million (31 December 2023: £30,190 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue at amortised cost.
Cash deposits of £3,955 million (31 December 2023: £3,678 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group.

Page 53 of 59
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Provisions

Provisions for financial commitments and guarantees[1] £m		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2024	314	1,014	588	1,916
Exchange and other adjustments	(1)	–	(2)	(3)
Provisions applied	–	(206)	(254)	(460)
(Credit) charge for the period	(40)	90	150	200
At 30 June 2024	273	898	482	1,653
1In respect of loans and advances to customers.
Regulatory and legal provisions
In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines.
The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances disclosed could have a material adverse effect on the Group’s financial position, operations or cash flows. Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the half-year to 30 June 2024 the Group charged a further £90 million in respect of legal actions and other regulatory matters and the unutilised balance at 30 June 2024 was £898 million (31 December 2023:
£1,014 million). The most significant items are outlined below.
Motor commission review
The Group recognised a £450 million provision in the fourth quarter of 2023 for the potential impact of the FCA review into historical motor finance commission arrangements and sales announced in January 2024.
As disclosed in previous periods, the Group continues to receive a number of court claims and complaints in respect of motor finance commissions and is actively engaging with the FOS in its assessment of these complaints. On 10 January
2024, the FOS issued its Final Decision on a complaint relating to the Group, as well as decisions relating to other industry participants. On 11 January 2024, the FCA announced a section 166 review of historical motor finance commission arrangements and sales and plans to communicate a decision on next steps in the third quarter of 2024 on the basis of the evidence collated in the review. The FCA has indicated that such steps could include establishing an industry-wide consumer redress scheme and/or applying to the Financial Markets Test Case Scheme, to help resolve any contested legal issues of general importance.
Following the FCA Motor Market Review in March 2019, the FCA issued a policy statement in July 2020 prohibiting the use of discretionary commission models from 28 January 2021, which the Group adhered to. The Group continues to believe that its historical practices were compliant with the law and regulations in place at that time.

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NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Provisions (continued)
As noted above, in response to both the FOS decisions and the FCA announcement the Group recognised a charge of
£450 million in the fourth quarter of 2023. This includes estimates for operational and legal costs, including litigation costs, together with estimates for potential awards, based on various scenarios using a range of assumptions, including for example, commission models, commission rates, applicable time periods (between 2007 and 2021), response rates and uphold rates. Costs and awards could arise in the event that the FCA concludes there has been misconduct and customer loss that requires remediation, or from adverse litigation decisions. However, while the FCA review is progressing there is significant uncertainty as to the extent of misconduct and customer loss, if any, the nature and extent of any remediation action, if required, and its timing. The ultimate financial impact could therefore materially differ from the amount provided, both higher or lower. The Group welcomes the FCA intervention through an independent section
166 review and is engaging with the FCA as part of the review.
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel’s full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Over 95 per cent of the population have now had decisions via this new process. The provision is unchanged in the first half of 2024. Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross Cranston’s recommendations in full.
Payment protection insurance (PPI)
The Group has incurred costs for PPI over a number of years totalling £21,906 million. The Group continues to challenge
PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions.
Other
The Group carries provisions of £144 million (31 December 2023: £137 million) in respect of dilapidations, rent reviews and other property-related matters.
Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the
Group becomes committed to the expenditure; at 30 June 2024 provisions of £198 million (31 December 2023:
£240 million) were held.
The Group carries provisions of £33 million (31 December 2023: £46 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2028.
Note 15: Dividends on ordinary shares
The Bank paid dividends of £490 million on 25 March 2024 and £1,650 million on 16 May 2024 (£1,900 million was paid during the half-year to 30 June 2023).

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NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 16: Related party transactions
Balances and transactions with fellow Lloyds Banking Group undertakings
The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc, and fellow Group undertakings. These are included on the balance sheet as follows:

	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Assets, included within:
Financial assets at fair value through profit or loss	–	1
Derivative financial instruments	1,149	1,137
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	789	840

Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	5,168	2,932
Derivative financial instruments	892	953
Debt securities in issue at amortised cost	19,922	18,131
Subordinated liabilities	6,926	6,919
During the half-year to 30 June 2024 the Group earned £7 million (half-year to 30 June 2023: £7 million) of interest income and incurred £684 million (half-year to 30 June 2023: £475 million) of interest expense and recognised net fee and commission expense of £367 million (half year to 30 June 2023: £46 million) on balances and transactions with
Lloyds Banking Group plc and fellow Group undertakings. The increase in net fee and commission expense is primarily due to the impact of changes to commission arrangements with Scottish Widows.
Other related party transactions
Other related party transactions for the half-year to 30 June 2024 are similar in nature to those for the year ended
31 December 2023.
Note 17: Contingent liabilities, commitments and guarantees
Contingent liabilities, commitments and guarantees arising from the banking business
At 30 June 2024 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £2,606 million (31 December 2023: £2,755 million).
The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and guarantees were £130,744 million (31 December 2023:
£122,733 million), of which in respect of undrawn formal standby facilities, credit lines and other commitments to lend,
£60,638 million (31 December 2023: £53,722 million) was irrevocable.
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
•Litigation brought on behalf of UK consumers in the English Courts against Mastercard

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NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 17: Contingent liabilities, commitments and guarantees (continued)
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc’s acquisition of
Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds Banking Group may be subject and this cap is set at the cash consideration received by the Lloyds Banking Group for the sale of its stake in
Visa Europe to Visa Inc in 2016. In 2016, the Lloyds Banking Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such release and any subsequent sale of
Visa common stock does not impact the contingent liability.
LIBOR and other trading rates
Certain Lloyds Banking Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate.
Certain Lloyds Banking Group companies are also named as defendants in (i) UK-based claims, and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Lloyds Banking Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of any private lawsuits or ongoing related challenges to the interpretation or validity of any of the Lloyds Banking Group’s contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the
UK rules means that the group relief is not available. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice. The Group’s interpretation of the UK rules has not changed and hence it appealed to the First Tier Tax
Tribunal, with a hearing having taken place in May 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management believes that this would result in an increase in current tax liabilities of approximately £830 million (including interest) and a reduction in the Group’s deferred tax asset of approximately
£275 million. The Group, following conclusion of the hearing and having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
FCA investigation into the Group’s anti-money laundering control framework
As previously disclosed, the FCA has opened an investigation into the Group’s compliance with domestic UK money laundering regulations and the FCA’s rules and Principles for Businesses, with a focus on aspects of its anti-money laundering control framework. The Group continues to co-operate with the investigation. It is not currently possible to estimate the potential financial impact to the Group.
Arena litigation claims
The Group is facing claims alleging breach of duty and/or mandate in the context of an underlying external fraud matter involving Arena Television. The Group intends to contest the claims. It is not possible to estimate with certainty the potential financial impact (if any) to the Group.

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NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 17: Contingent liabilities, commitments and guarantees (continued)
Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers
(including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group’s control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 14.

Page 58 of 59
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	25 July 2024

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